Contact

www.linkedin.com/in/gracevanholl
(LinkedIn)

Top Skills

Microsoft Office
Microsoft Excel
Customer Service

Languages

English (Native or Bilingual)

Certifications

Hot 25 Travel Startups for 2025
SLP New York Cohort 2021
Philip C. Wolf Memorial Scholarship
Virtuoso Startup Winner 2022
Certificate in Hospitality & Tourism
Management

Honors-Awards

Cornell Tradition Fellow
Eastman Rice Stage Speaking
Contest Finalist

Grace Van Hollebeke

Founder @ Lucia | Helping travel and hospitality businesses find
exceptional freelance talent
Salt Lake City Metropolitan Area

Summary

At Lucia, I help travel and hospitality businesses find elite freelance
talent.

While working as the COO of one of the top luxury travel agencies
in the world, I saw firsthand how difficult it was for business owners
to find skilled, affordable freelance talent that truly understood
their industry. Mass-market platforms like Upwork and Fiverr
rarely provided specialists with the right hospitality expertise, while
traditional staffing solutions were too expensive or slow to keep up
with seasonal and operational demands.

Since launching Lucia, we've helped countless travel agencies,
boutique hotels, and tour operators scale sustainably by connecting
them with vetted freelancers specializing in marketing, admin, and
customer experience.

Here's what our customers have had to say:

- "I know that the people that I'm reaching out to in Lucia understand
my business and that's critical." - Elaine Achtzehn, Montecito Village
Travel

- "Lucia frees you up to be more creative rather than administrative,
more service-oriented versus handling the administrative piece.
I've found the whole process with Lucia to be super painless. I was
nervous when I started, but it's been so worth it." - Jen Jackson, All
Vista Travel

- "Companies who leverage others' unique abilities for support will
have exponential success and Lucia has added an innovative way to
tap into that potential." - Matthew Upchurch, Virtuoso

If you're looking for top-tier freelance talent that understands your unique needs as a travel or hospitality business, visit us at https://www.letslucia.com

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Experience

Lucia
Founder & CEO
June 2022 - Present (2 years 11 months)
New York, New York, United States

Lucia is a marketplace designed to help travel and hospitality businesses grow by connecting them with vetted freelance experts. Whether you're a boutique hotel, travel agency, or property manager, we make it easy to find the right talent to scale your business, streamline operations, and enhance your guest experience.

Our platform specializes in:
- Hospitality Expertise: Every freelancer on Lucia is experienced in the travel and hospitality industry.
- Flexible Support: From virtual assistants and social media experts to marketing strategists and customer service professionals, we match you with the skills you need, when you need them.
- Seamless Hiring Process: Post a request, review portfolios, and start working with top-tier talent in minutes.

Named one of Phocuswire's Hot 25 Travel Startups for 2025, Lucia is redefining how hospitality businesses access the support they need to succeed. Whether it's increasing bookings, optimizing workflows, or elevating your brand, we're here to help you achieve your goals.

Cornell Peter and Stephanie Nolan School of Hotel Administration
Entrepreneur in Residence
July 2023 - Present (1 year 10 months)

Every academic year, the Pillsbury Institute invites successful entrepreneurs to the Ithaca campus through the Entrepreneurs in Residence program. The program enables students to learn through ongoing personal interaction with successful entrepreneurs. The entrepreneurs-in-residence meet one-on-one with students to help them with business development, networking, and career planning.

https://sha.cornell.edu/faculty-research/centers-institutes/pihe/engagement/entrepreneurs-in-residence/

Female Founders in Hospitality
FFiH Member – Cohort 1##
August 2022 - Present (2 years 9 months)
New York, New York, United States

Female Founders in Hospitality is a global network of inspiring women who are building companies in the travel and hospitality industry. FFiH provides a platform to share best practices, access resources and advance the next generation of founders who will change the travel and hospitality landscape.

Techstars
Founder Catalyst Program
October 2023 - November 2023 (2 months)
Baltimore, Maryland, United States

One of twenty-one startups selected to participate in Techstars Founder Catalyst Program, sponsored by Stanley Black and Decker, to address the specific needs of diverse and underrepresented founders in the Mid-Atlantic region.

TripKit
Co-Founder & CEO (Exited)
May 2019 - June 2022 (3 years 2 months)
New York, New York, United States

The first assistant service & platform created specifically for luxury travel advisors.

Startup Leadership Program
Fellow
January 2021 - June 2021 (6 months)
New York, New York, United States

Fellow (New York 2021)

MilesAhead
2 years 7 months

Chief Operating Officer
December 2019 - February 2020 (3 months)
New York, New York

A Virtuoso luxury travel agency where Grace was Director of Marketing, then Director of Marketing & Strategy, and ultimately Chief Operating Officer. She worked full-time while enrolled at Cornell University.

Director of Business Strategy and Marketing
May 2019 - December 2019 (8 months)
New York, New York

Director of Marketing
August 2017 - May 2019 (1 year 10 months)
United States

JetBlue Airways
Intern
June 2017 - August 2017 (3 months)

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Education

Cornell University
Bachelor of Science (B.S.), Communication and Media Studies · (2015 - 2019)

University of Notre Dame - Mendoza College of Business
Master of Business Administration - MBA, Innovation & Entrepreneurship · (2021 - 2022)